FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

Item 1	Press Release dated April 23, 2007, titled “CN reports diluted Q1-2007 EPS of C$0.63, net income of C$324 million, reflecting adverse effects of severe winter weather and conductors’ strike”.

Item 2	Interim Consolidated Financial Statements and Notes thereto (U.S. GAAP)

Item 3	Management’s Discussion And Analysis (U.S. GAAP)

Item 4	Certificate of CEO

Item 5	Certificate of CFO

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports diluted Q1-2007 EPS of C$0.63, net income of C$324 million, reflecting adverse effects of severe winter weather and conductors’ strike

MONTREAL, April 23, 2007 — CN today reported its financial and operating results for the first quarter ended March 31, 2007.

First-quarter 2007 financial highlights

•	Diluted earnings per share of C$0.63, down five per cent from year-earlier EPS of C$0.66.

•	Net income of C$324 million, a decline of 10 per cent from first-quarter 2006 net income of C$362 million.

•	Revenues of C$1,906 million, an increase of C$9 million over first-quarter 2006 revenues of C$1,897 million.

•	Operating ratio of 70.6 per cent, a 3.5-point increase from the same quarter of 2006.

E. Hunter Harrison, president and chief executive officer of CN, said: “The first three months of 2007 were very challenging for CN, as we announced in our media release of March 29. Our results for the quarter were affected by unusually difficult winter weather in Western Canada during January and February, a work stoppage by conductors and yard-service employees across Canada in February, and then avalanches and landslides in Western Canada that blocked our main line to and from Vancouver in March.”

First-quarter operating income declined 10 per cent to C$561 million, while CN’s operating ratio increased by 3.5-points to 70.6 per cent. CN estimates the United Transportation Union (UTU) strike reduced first-quarter operating income by approximately C$50 million, and net income by C$35 million, or seven cents per diluted share.

Revenues for the first three months of 2007 were basically flat at C$1,906 million, reflecting freight rate increases, an overall improvement in traffic mix driven principally by extended routings for certain forest products traffic, and the translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues. This increase was partly offset by the effect of the UTU strike, unfavourable weather conditions, weakness in specific markets, and lower fuel surcharge revenues resulting from a decrease in crude oil prices.

Revenue ton-miles, a measurement of the relative weight and distance of rail freight transported by the company, declined three per cent during first-quarter 2007. Rail freight revenue per revenue ton-mile, a measurement of yield defined as revenue earned from the movement of a ton of freight over one mile, increased by four per cent over the same period of 2006.

Operating expenses for the first three months of 2007 increased by six per cent to C$1,345 million, primarily due to increased casualty and other expenses, equipment rents, and purchased services and material expenses, which were partly offset by lower labour and fringe benefit expenses.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that, while CN expects a moderate slowdown in the North American economy in the near term, positive economic conditions in North America and globally will continue, and that its results could differ materially from those expressed or implied in such statements. Important factors that could cause such differences include, but are not limited to, industry competition, legislative and/or regulatory developments, compliance with environmental laws and regulations, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, the effects of adverse general economic and business conditions, inflation, currency fluctuations, changes in fuel prices, labour disruptions, environmental claims, investigations or proceedings, other types of claims and litigation, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, and its 2006 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), for a summary of major risks.

CN -- Canadian National Railway Company -- spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

Item 2

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
(In millions, except per share data)

	Three months ended
	March 31
	2007	2006
	(Unaudited)

Revenues	$1,906	$1,897

Operating expenses
Labor and fringe benefits	485	493
Purchased services and material	276	258
Depreciation and amortization	171	164
Fuel	219	204
Equipment rents	66	47
Casualty and other	128	106
Total operating expenses	1,345	1,272

Operating income	561	625

Interest expense	(88)	(75)

Other income (loss)	4	(1)

Income before income taxes	477	549

Income tax expense	(153)	(187)

Net income	$324	$362

Earnings per share (Note 8)

Basic	$0.64	$0.68

Diluted	$0.63	$0.66

Weighted-average number of shares

Basic	510.2	536.1

Diluted	517.8	545.1
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)
(In millions)

	March 31	December 31	March 31
	2007	2006	2006
	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$106	$179	$173
Accounts receivable	508	692	551
Material and supplies	208	189	224
Deferred income taxes	83	84	66
Other	184	192	184
	1,089	1,336	1,198

Properties	20,988	21,053	20,175
Intangible and other assets	1,646	1,615	947

Total assets	$23,723	$24,004	$22,320

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,460	$1,823	$1,439
Current portion of long-term debt (Note 3)	244	218	402
Other	50	73	65
	1,754	2,114	1,906

Deferred income taxes (Note 2)	5,025	5,215	4,846
Other liabilities and deferred credits	1,532	1,465	1,506
Long-term debt (Note 3)	5,602	5,386	4,860

Shareholders' equity:
Common shares	4,426	4,459	4,591
Accumulated other comprehensive loss	(50)	(44)	(245)
Retained earnings	5,434	5,409	4,856
	9,810	9,824	9,202

Total liabilities and shareholders' equity	$23,723	$24,004	$22,320
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2007	2006
	(Unaudited)
Common shares (1)

Balance, beginning of period	$4,459	$4,580

Stock options exercised and other	23	71

Share repurchase programs (Note 3)	(56)	(60)
Balance, end of period	$4,426	$4,591

Accumulated other comprehensive loss

Balance, beginning of period	$(44)	$(222)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on:
Translation of the net investment in foreign operations	(56)	(14)
Translation of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment in U.S. subsidiaries	47	6

Pension and other postretirement benefit plans:
Amortization of:
Prior service cost (Note 6)	5	-
Net actuarial loss (Note 6)	12	-

Derivative instruments:
Decrease in unrealized holding gains on fuel derivative instruments (Note 5)	-	(27)

Other comprehensive income (loss) before income taxes	8	(35)

Income tax recovery (expense)	(14)	12

Other comprehensive loss	(6)	(23)
Balance, end of period	$(50)	$(245)

Retained earnings

Balance, beginning of period	$5,409	$4,891

Adoption of new accounting pronouncements (Note 2)	95	-

Restated balance, beginning of period	5,504	4,891

Net income	324	362

Share repurchase programs (Note 3)	(287)	(310)

Dividends	(107)	(87)
Balance, end of period	$5,434	$4,856
See accompanying notes to unaudited consolidated financial statements.

(1)	During the first quarter of 2007, the Company issued 0.7 million common shares as a result of stock options exercised. At March 31, 2007, the Company had 506.6 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)
(In millions)

	Three months ended
	March 31
	2007	2006
	(Unaudited)
Operating activities
Net income	$324	$362
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	172	164
Deferred income taxes	7	47
Other changes in:
Accounts receivable	176	70
Material and supplies	(19)	(72)
Accounts payable and accrued charges	(402)	(20)
Other net current assets and liabilities	(18)	33
Other	23	35
Cash provided from operating activities	263	619

Investing activities
Property additions	(203)	(155)
Other, net	10	(54)
Cash used by investing activities	(193)	(209)

Financing activities
Issuance of long-term debt	434	802
Reduction of long-term debt	(145)	(710)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized	18	66
Repurchase of common shares	(343)	(370)
Dividends paid	(107)	(87)
Cash used by financing activities	(143)	(299)

Net increase (decrease) in cash and cash equivalents	(73)	111
Cash and cash equivalents, beginning of period	179	62
Cash and cash equivalents, end of period	$106	$173

Supplemental cash flow information
Net cash receipts from customers and other	$2,015	$1,921
Net cash payments for:
Employee services, suppliers and other expenses	(1,178)	(1,127)
Interest	(114)	(88)
Workforce reductions	(9)	(16)
Personal injury and other claims	(20)	(26)
Pensions	(1)	(1)
Income taxes	(430)	(44)
Cash provided from operating activities	$263	$619
See accompanying notes to unaudited consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at March 31, 2007, December 31, 2006, and March 31, 2006, and its results of operations, changes in shareholders’ equity and cash flows for the three months ended March 31, 2007 and 2006.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2006 Annual Consolidated Financial Statements, except for accounting for income taxes and pensions and other postretirement benefits as explained in Note 2 – Adoption of new accounting pronouncements. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis (MD&A) and Annual Consolidated Financial Statements and Notes thereto.

Certain of the comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate.  This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $59 million in the first quarter of 2007 and $50 million in the first quarter of 2006.

Note 2 – Adoption of new accounting pronouncements

Income taxes
On January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The amount of interest and penalties expense for the three months ended March 31, 2007 was not significant.
At January 1, 2007, the total amount of unrecognized tax benefits was $80 million, of which $36 million related to accrued interest and penalties. If recognized, all of the unrecognized tax benefits would affect the effective tax rate.
In Canada, the federal income tax returns filed for the years 2002 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Pensions and other postretirement benefits
On January 1, 2007, pursuant to Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represents the net periodic benefit cost attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Note 3 – Financing activities

Revolving credit facility
As at March 31, 2007, the Company had letters of credit drawn on its U.S. $1 billion revolving credit facility of $306 million ($308 million as at December 31, 2006) and had U.S.$265 million (Cdn$306 million) of borrowings under its commercial paper program (nil as at December 31, 2006) at an average interest rate of 5.29%.

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust.
At March 31, 2007, the Company had sold receivables that resulted in proceeds of $529 million under this program ($393 million at December 31, 2006).  The retained interest in the receivables was approximately 10% of this amount and is recorded in Other current assets. At March 31, 2007, the servicing asset and liability were not significant.

Share repurchase program
In the first quarter of 2007, under its current 28.0 million share repurchase program, the Company repurchased 6.5 million common shares for $343 million, at an average price of $52.71 per share.  The Company has repurchased a total of 22.0 million common shares since July 25, 2006, the inception of this program, for $1,109 million, at an average price of $50.40 per share.

Note 4 – Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2006 Annual Consolidated Financial Statements. For the three months ended March 31, 2007 and 2006, the Company recorded total compensation expense for awards under all plans of $29 million and $34 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense was $8 million and $10 million for the quarters ended March 31, 2007 and 2006, respectively.

Cash settled award
Following approval by the Board of Directors, the Company granted 0.7 million restricted share units (RSUs) to designated management employees entitling them to receive payout in cash based on the Company’s share price.  The RSUs granted by the Company are generally scheduled for payout in cash after three years (“plan period”) and vest upon the attainment of targets relating to return on invested capital over the plan period and the Company’s share price during the last three months of the plan period. As at March 31, 2007, 0.1 million RSUs remained authorized for future issuance under this plan.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards in 2007:

			Vision 2008 Share Unit		Voluntary Incentive
	RSUs		Plan (Vision)		Deferral Plan (VIDP)
In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested
Outstanding at December 31, 2006	2.0	-	0.8	-	0.3	1.9
Granted	0.7	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	(0.2)	0.2	-	-	-	-
Payout	-	(0.1)	-	-	-	(0.1)
Conversion into VIDP	-	(0.1)	-	-	-	0.1
Outstanding at March 31, 2007	2.5	-	0.8	-	0.3	1.9

The following table provides valuation and expense information for all cash settled awards:

In millions, unless otherwise indicated	RSUs(1)				Vision (1)	VIDP (2)	Total
Year of grant	2007	2006	2005	2004	2005	2003 onwards

Stock-based compensation expense recognized over requisite service period
Quarter ended March 31, 2007	$8	$3	$4	$2	$1	$5	$23
Quarter ended March 31, 2006	N/A	$2	$6	$2	$6	$13	$29

Liability outstanding
March 31, 2007	$8	$24	$38	$1	$9	$110	$190
December 31, 2006	N/A	$21	$34	$8	$8	$99	$170

Fair value per unit
March 31, 2007	$30.11	$38.02	$50.23	$50.92	$20.27	$50.92	N/A

Fair value of awards vested during period
Quarter ended March 31, 2007	$-	$-	$-	$5	$-	$1	$6
Quarter ended March 31, 2006	N/A	$-	$-	$-	$-	$2	$2

Nonvested awards at March 31, 2007
Unrecognized compensation cost	$12	$14	$13	$7	$7	$11	$64
Remaining recognition period (years)	2.75	1.75	0.75	1.75	1.75	3.75	N/A

Assumptions(3)
Stock price ($)	$50.92	$50.92	$50.92	$50.92	$50.92	$50.92	N/A
Expected stock price volatility (4)	20%	20%	21%	N/A	20%	N/A	N/A
Expected term (years) (5)	2.75	1.75	0.75	N/A	1.75	N/A	N/A
Risk-free interest rate (6)	3.99%	3.98%	4.00%	N/A	4.32%	N/A	N/A
Dividend rate ($) (7)	$0.84	$0.84	$0.84	N/A	$0.84	N/A	N/A
(1)	Compensation cost is based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs.
(2)	Compensation cost is based on intrinsic value.
(3)	Assumptions used to determine fair value are at period-end.
(4)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(5)	Represents the remaining period of time that awards are expected to be outstanding.
(6)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(7)	Based on the annualized dividend rate.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Stock option award
Following approval by the Board of Directors, the Company granted approximately 0.8 million conventional stock options to designated senior management employees. The stock option plan allows eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of grant. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment.  Options are not generally exercisable during the first 12 months after the date of grant. At March 31, 2007, 14.4 million common shares remained authorized for future issuances under this plan. The total number of options outstanding at March 31, 2007, including conventional, performance, and performance-accelerated options, was 12.3 million, 0.7 million and 4.0 million, respectively.

The following table provides the activity of stock option awards in 2007:

	Options outstanding
	Number	Weighted-average	Weighted-average	Aggregate
	of options	exercise price	years to expiration	intrinsic value
	In millions			In millions
Outstanding at December 31, 2006 (1)	16.9	$23.29
Granted	0.8	$52.70
Forfeited	-	$-
Exercised	(0.7)	$17.08
Outstanding at March 31, 2007 (1)	17.0	$24.93	5.2	$441
Exercisable at March 31, 2007 (1)	14.7	$21.47	4.7	$432
(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides valuation and expense information for all stock option awards:

In millions, unless otherwise indicated
Year of grant	2007	2006	2005	Prior to 2005	Total

Stock-based compensation expense recognized over requisite service period (1)
Quarter ended March 31, 2007	$4	$1	$1	$-	$6
Quarter ended March 31, 2006	N/A	$1	$1	$3	$5

Fair value per unit
At grant date ($)	$13.32	$13.80	$9.19	$8.61	N/A

Fair value of awards vested during period
Quarter ended March 31, 2007	$-	$4	$3	$-	$7
Quarter ended March 31, 2006	N/A	$-	$3	$33	$36

Nonvested awards at March 31, 2007
Unrecognized compensation cost	$6	$5	$5	$-	$16
Remaining recognition period (years)	3.83	2.85	1.84	-	N/A

Assumptions (1)
Stock price ($)	$52.70	$51.51	$36.33	$23.59	N/A
Expected stock price volatility (2)	24%	25%	25%	30%	N/A
Expected term (years) (3)	5.22	5.17	5.20	6.22	N/A
Risk-free interest rate (4)	4.11%	4.04%	3.50%	5.13%	N/A
Dividend rate ($) (5)	$0.84	$0.65	$0.50	$0.30	N/A
(1)	Compensation cost is based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions at the grant date.
(2)	Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(3)
Represents the period of time that awards are expected to be outstanding. The Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.

(4)	Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)	Based on the annualized dividend rate.

Note 5 – Derivative instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At March 31, 2007, the Company did not have any derivative financial instruments outstanding.  At March 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2006) related to interest rate derivatives settled in 2004. At March 31, 2006, Accumulated other comprehensive loss included unrealized gains of $30 million, $21 million after tax, related to fuel derivative instruments that were settled in September 2006.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 6 – Pensions and other postretirement benefits

For the quarters ended March 31, 2007 and 2006, the components of net periodic benefit cost for pensions and other postretirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

In millions	Three months ended March 31,	2007	2006
Service cost		$38	$40
Interest cost		186	179
Expected return on plan assets		(234)	(227)
Amortization of prior service cost		5	4
Amortization of net actuarial loss		13	23
Net periodic benefit cost		$8	$19

(b) Components of net periodic benefit cost for postretirement benefits

In millions	Three months ended March 31,	2007	2006
Service cost		$1	$1
Interest cost		4	4
Curtailment		(3)	-
Recognized net actuarial gain		(1)	(1)
Net periodic benefit cost		$1	$4

For the 2007 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans, of which $1 million was disbursed at March 31, 2007.

Note 7 – Major commitments and contingencies

A. Commitments
As at March 31, 2007, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives, and other equipment and services, as well as outstanding information technology service contracts and licenses, at an aggregate cost of $781 million ($773 million at December 31, 2006).  The Company also has agreements with fuel suppliers to purchase approximately 46% of the estimated remaining 2007 volume, 32% of its anticipated 2008 volume, 25% of its anticipated 2009 volume, and 8% of its anticipated 2010 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

Canada
Employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

United States
Employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at March 31, 2007, the Company had aggregate reserves for personal injury and other claims of $613 million, of which $114 million was recorded as a current liability ($602 million, of which $115 million was recorded as a current liability at December 31, 2006). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at March 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
The Company is subject to environmental clean-up and enforcement actions.  In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 23 sites governed by the Superfund law (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.
While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.
As at March 31, 2007, the Company had aggregate accruals for environmental costs of $121 million, of which $19 million was recorded as a current liability ($131 million, of which $25 million was recorded as a current liability as at December 31, 2006).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

(i) Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2017, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At March 31, 2007, the maximum exposure in respect of these guarantees was $145 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with FIN No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

(ii) Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 31, 2007, the maximum potential liability under these guarantees was $440 million, of which $366 million was for workers’ compensation and other employee benefits and $74 million was for equipment under leases and other. During 2007, the Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.
As at March 31, 2007 the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees.  The majority of the guarantee instruments mature at various dates between 2007 and 2010.

(iii) General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at March 31, 2007, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

Note 8 - Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

In millions, except per share data	Three months ended March 31,	2007	2006
		(Unaudited)

Net income		$324	$362

Weighted-average shares outstanding		510.2	536.1
Effect of stock options		7.6	9.0
Weighted-average diluted shares outstanding		517.8	545.1

Basic earnings per share		$0.64	$0.68
Diluted earnings per share		$0.63	$0.66

For the quarters ended March 31, 2007 and 2006, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, were 0.2 million and 0.3 million, respectively.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended March 31
	2007	2006
	(Unaudited)
Statistical operating data
Rail freight revenues ($ millions)	1,754	1,753
Gross ton miles (GTM) (millions)	81,741	86,231
Revenue ton miles (RTM) (millions)	44,093	45,661
Carloads (thousands)	1,131	1,191
Route miles (includes Canada and the U.S.)	20,263	19,962
Employees (end of period)	21,685	21,656
Employees (average for the period)	21,027	21,521

Productivity
Operating ratio (%)	70.6	67.1
Rail freight revenue per RTM (cents)	3.98	3.84
Rail freight revenue per carload ($)	1,551	1,472
Operating expenses per GTM (cents)	1.65	1.48
Labor and fringe benefits expense per GTM (cents)	0.59	0.57
GTMs per average number of employees (thousands)	3,887	4,007
Diesel fuel consumed (U.S. gallons in millions)	96	104
Average fuel price ($/U.S. gallon) (1)	2.18	1.88
GTMs per U.S. gallon of fuel consumed	851	829

Safety indicators
Injury frequency rate per 200,000 person hours (2)	1.6	2.3
Accident rate per million train miles (2)	2.7	1.5

Financial ratio
Debt to total capitalization ratio (% at end of period)	37.3	36.4
(1)	2006 includes the impact of the Company's fuel hedging program.
(2)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended March 31
			Variance
	2007	2006	Fav (Unfav)
	(Unaudited)
Revenues (in millions of dollars)
Petroleum and chemicals	303	292	4%
Metals and minerals	198	200	(1%	)
Forest products	410	438	(6%	)
Coal	89	85	5%
Grain and fertilizers	309	298	4%
Intermodal	313	315	(1%	)
Automotive	132	125	6%
Other revenue	152	144	6%
	1,906	1,897	-
Revenue ton miles (millions)
Petroleum and chemicals	7,870	8,127	(3%	)
Metals and minerals	3,850	4,297	(10%	)
Forest products	10,105	10,706	(6%	)
Coal	3,100	3,256	(5%	)
Grain and fertilizers	10,788	10,713	1%
Intermodal	7,591	7,758	(2%	)
Automotive	789	804	(2%	)
	44,093	45,661	(3%	)
Rail freight revenue / RTM (cents)
Total rail freight revenue per RTM	3.98	3.84	4%
Commodity groups:
Petroleum and chemicals	3.85	3.59	7%
Metals and minerals	5.14	4.65	11%
Forest products	4.06	4.09	(1%	)
Coal	2.87	2.61	10%
Grain and fertilizers	2.86	2.78	3%
Intermodal	4.12	4.06	1%
Automotive	16.73	15.55	8%

Carloads (thousands)
Petroleum and chemicals	146	150	(3%	)
Metals and minerals	231	235	(2%	)
Forest products	152	177	(14%	)
Coal	90	110	(18%	)
Grain and fertilizers	141	141	-
Intermodal	305	308	(1%	)
Automotive	66	70	(6%	)
	1,131	1,191	(5%	)
Rail freight revenue / carload (dollars)
Total rail freight revenue per carload	1,551	1,472	5%
Commodity groups:
Petroleum and chemicals	2,075	1,947	7%
Metals and minerals	857	851	1%
Forest products	2,697	2,475	9%
Coal	989	773	28%
Grain and fertilizers	2,191	2,113	4%
Intermodal	1,026	1,023	-
Automotive	2,000	1,786	12%

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see Note 1 of the Company’s unaudited Interim Consolidated Financial Statements). Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURE - unaudited

Free cash flow
The Company utilized $176 million of free cash flow for the quarter ended March 31, 2007 and generated $318 million of free cash flow for the same period in 2006. The decrease is largely explained by the final payment of $367 million for Canadian income taxes in the first quarter of 2007, in respect of the 2006 fiscal year. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less cash used by investing activities, and after the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2007	2006

Cash provided from operating activities		$263	$619
Cash used by investing activities		(193)	(209)
Cash provided before financing activities		70	410

Adjustments:
Change in accounts receivable securitization (1)		(139)	(5)
Dividends paid		(107)	(87)
Free cash flow		$(176)	$318
(1) Changes in the Company's accounts receivable securitization program are considered a financing activity.

Item 3

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively “CN” or “the Company.”  Canadian National Railway Company’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).  The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2007 unaudited Interim Consolidated Financial Statements and Notes thereto, as well as the 2006 Annual MD&A.

Business profile

CN is engaged in the rail and related transportation business. CN’s network of approximately 20,300 route miles of track spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico.  CN’s extensive network, in addition to co-production arrangements, routing protocols, marketing alliances, and interline agreements, provide CN customers access to all three North American Free Trade Agreement (NAFTA) nations.
 CN’s rail freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2006, no individual commodity group accounted for more than 23% of revenues.  From a geographic standpoint, 22% of revenues came from U.S. domestic traffic, 32% from transborder traffic, 23% from Canadian domestic traffic and 23% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region, Eastern Region and Southern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.
See Note 16 – Segmented information, to the Company’s 2006 Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s focus is on running a safe and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s commitment is the creation of value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers. By striving for sustainable financial performance through profitable growth, solid free cash flow and a high return on investment, CN seeks to deliver increased shareholder value.
CN has a unique business model, which is anchored on five key principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing people.  “Precision railroading” is at the core of CN’s business model. It is a

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

highly disciplined process whereby CN handles individual rail shipments according to a specific trip plan and manages all aspects of railroad operations to meet customer commitments efficiently and profitably.
Precision railroading demands discipline to execute the trip plan, the relentless measurement of results, and the use of such results to generate further execution improvements. Precision railroading increases velocity, improves reliability, lowers costs, enhances asset utilization and, ultimately, helps the Company grow the top line. It has been a key contributor to CN’s continued earnings growth and improved return.
The Company sees further opportunities to grow the business and improve productivity.  While the recent slowdown in the economy has affected CN in specific markets such as key forest products, construction materials and automotive products, there are several opportunities that extend beyond business-cycle considerations. In Intermodal, the opening of the Prince Rupert Intermodal Terminal in the fourth quarter of 2007 will allow CN to leverage the potential of the growing container trade between Asia and North America. In Bulk, the Company expects to continue to benefit from increased resource demand, particularly as it relates to recent coal mine expansion. In Merchandise, the Company sees growth potential for a number of commodities, particularly pipes, machinery and equipment, condensate and other commodities associated with oil and gas development in western Canada. In Automotive, manufacturers continue to invest in CN-served plants in Michigan and Ontario. The Company’s assumption is that while there will be a moderate slowdown in the North American economy in the near term, positive economic conditions in North America and globally will continue.
In the first quarter of 2007, the Company set up CN WorldWide North America, a new operating entity to more effectively manage integrated transportation solutions for customers and grow its rail business. With this new entity, the Company intends to expand the scope and scale of its existing non-rail capabilities such as warehousing and distribution, customs services, truck brokerage and supply chain visibility tools across North America. CN WorldWide North America also plans to provide a number of new offerings to its service portfolio, including retail intermodal trucking services in the United States and freight forwarding within North America. The expansion of these non-rail transportation services, in combination with the Company’s rail service, will give the Company the opportunity to strengthen its transportation service offerings and provide more seamless solutions to its customers.
The opportunities to further improve productivity extend across all functions in the organization. In Transportation, the Company is aiming to continue to increase productivity on the track and in the yards. Yard throughput is being improved through SmartYard, an innovative use of real-time traffic information to sequence cars effectively and get them out on the line more quickly in the face of constantly changing conditions. In Engineering, the Company is working to increase the productivity of its field forces, again through better use of traffic information and, as a result, better management of its engineering forces on the track. The Company also intends to maintain a solid focus on reducing accidents and related costs, and also costs for legal claims and health care.
CN’s capital programs support the Company’s commitment to the five key principles and its ability to grow the business profitably.  In 2007, CN plans to invest approximately $1.6 billion on capital programs.  Of this, more than $1 billion is targeted towards track infrastructure to maintain a safe railway and to improve the productivity and fluidity of the network, and includes the replacement of rail, ties, and other track materials, as well as the improvement of bridges.  This amount also includes funds for strategic initiatives, such as siding extensions to accommodate container traffic from the Prince Rupert Intermodal Terminal, the addition of new siding capacity between Winnipeg and Chicago, the upgrade of the Company’s freight car classification yard in Memphis, Tennessee, and additional enhancements to the track infrastructure in western Canada to take advantage of growth prospects in North American trade with Asia and the boom in the west.
CN’s equipment spending, targeted to reach approximately $350 million, is intended to tap growth opportunities and to improve the quality of the fleet to meet customer requirements. This expenditure includes the acquisition of new fuel-efficient locomotives and freight cars, as well as improvements to the existing fleet. CN also expects to spend approximately $200 million on facilities to grow the business, including transloads and distribution centers, on information technology to improve service and operating efficiency, and on other projects to increase productivity.
The Company’s commitment to safety is reflected in the wide range of initiatives that CN is pursuing and the size of its capital programs. Comprehensive plans are in place addressing the issues of safety, security, employee well-being and environmental management.  CN's Integrated Safety Plan is the framework for putting safety at the center of its day-to-day operations.  This proactive plan is designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents, is fully supported by senior management, and engages employees at all levels of the organization.  CN also insists that its operations be conducted in compliance with all applicable regulations to maintain a safe, secure and healthy workplace.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Environmental protection is also an integral part of CN’s day-to-day activities. A combination of key resource people, training, policies, monitoring and environmental assessments helps to ensure that the Company’s operations comply with CN’s Environmental Policy, a copy of which is available on CN’s website.
CN’s ability to develop the best railroaders in the industry has been a key contributor to the Company’s success. CN recognizes that without the right people – no matter how good a service plan or business model a company may have – it will not be able to fully execute. The Company is focused on recruiting the right people, developing employees with the right skills, motivating them to do the right thing, and training them to be the future leaders of the Company.

The forward-looking statements provided in the above section and in other parts of this MD&A are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable, about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for assumptions and risk factors affecting such forward-looking statements.

Financial and statistical highlights

	Three months ended March 31
$ in millions, except per share data, or unless otherwise indicated	2007	2006
	(Unaudited)
Financial results
Revenues	$1,906	$1,897
Operating income	$561	$625
Net income	$324	$362

Operating ratio	70.6%	67.1%

Basic earnings per share	$0.64	$0.68
Diluted earnings per share	$0.63	$0.66

Dividend declared per share	$0.2100	$0.1625

Financial position
Total assets	$23,723	$22,320
Total long-term financial liabilities	$12,159	$11,212

Statistical operating data and productivity measures
Employees (average for the period )	21,027	21,521
Gross ton miles (GTM) per average number of employees (thousands )	3,887	4,007
GTMs per U.S. gallon of fuel consumed	851	829

Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Financial results

First quarter 2007 compared to first quarter 2006

First quarter 2007 net income decreased by $38 million, or 10%, to $324 million, when compared to the same period in 2006, with diluted earnings per share declining 5%, to $0.63. The first quarter of 2007 was extremely challenging for the Company: a strike by 2,800 members of the United Transportation Union (UTU) in Canada for which the Company estimates that the impact on first quarter 2007 operating income and net income approximated $50 million and $35 million, respectively ($0.07 per basic or diluted share); and

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

severe weather conditions, avalanches and landslides in western Canada in the quarter disrupted the Company’s operations.  The Company’s recovery program is ongoing as it continues to make every effort to recover the delayed traffic on its network.
Revenues increased by $9 million to $1,906 million, remaining relatively flat when compared to 2006, mainly due to freight rate increases; an overall improvement in traffic mix, driven primarily by extended routings for certain forest products traffic; and the translation impact of the weaker Canadian dollar on U.S. dollar-denominated revenues. This increase was mostly offset by the impact of the UTU strike, unfavorable weather conditions, weakness in specific markets, and lower fuel surcharge revenues as a result of a decrease in crude oil prices.
Operating expenses for the three months ended March 31, 2007 increased by $73 million, or 6%, to $1,345 million, mainly due to increased casualty and other expenses, equipment rents, and purchased services and material expenses, which were partly offset by lower labor and fringe benefit expenses. The UTU strike did not have a significant impact on total operating expenses as lower labor and fringe benefits expense was mostly offset by increases in purchased services and other expenses.
The operating ratio, defined as operating expenses as a percentage of revenues, was 70.6% in the current quarter compared to 67.1% in the first quarter of 2006, a 3.5-point increase.
The weakening of the Canadian dollar relative to the U.S. dollar, which affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses, did not have a significant effect on net income.

Revenues

In millions, unless otherwise indicated	Three months ended March 31,	2007	2006	%Δ
		(Unaudited)
Rail freight revenue		$1,754	$1,753	-
Other revenue		152	144	6%
Total revenues		$1,906	$1,897	-

Rail freight revenue:
Petroleum and chemicals		$303	$292	4%
Metals and minerals		198	200	(1%	)
Forest products		410	438	(6%	)
Coal		89	85	5%
Grain and fertilizers		309	298	4%
Intermodal		313	315	(1%	)
Automotive		132	125	6%
Total rail freight revenue		$1,754	$1,753	-

Total revenue ton miles (RTM)		44,093	45,661	(3%	)
Rail freight revenue/RTM (cents)		3.98	3.84	4%
Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues for the quarter ended March 31, 2007 totaled $1,906 million compared to $1,897 million in 2006. Revenues increased by $9 million, remaining relatively flat when compared to 2006, mainly due to freight rate increases; an overall improvement in traffic mix, driven primarily by extended routings for certain forest products traffic; and the translation impact of a weaker Canadian dollar on U.S. dollar-denominated revenues.  These gains were mostly offset by the impact of the UTU strike; unfavorable weather conditions, primarily in western Canada, which negatively affected the Company’s operations; weakness in specific markets; and lower fuel surcharge revenues as a result of a decrease in crude oil prices.
Revenue ton miles (RTMs), measuring the relative weight and distance of rail freight transported by the Company, decreased by 3% in the first quarter of 2007 when compared to 2006. Rail freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 4% for 2007 when compared to 2006, largely due to freight rate increases and the translation impact of a weaker Canadian dollar.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Petroleum and chemicals

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$303	$292	4%
RTMs (millions)		7,870	8,127	(3%	)
Revenue/RTM (cents)		3.85	3.59	7%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum and natural gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and world scale petrochemicals and plastics; and in eastern Canadian regional plants. These shipments are destined for customers in Canada, the United States and overseas. For the quarter ended March 31, 2007, revenues for this commodity group increased by $11 million, or 4%, when compared to the same period in 2006. The increase was mainly due to freight rate increases and improvements in traffic mix. These gains were partly offset by the impact of the UTU strike, unfavorable weather conditions, and areas of market weakness for some petrochemicals, plastics feedstock and PVC plastics. Revenue per revenue ton mile increased by 7%, mainly due to freight rate increases.

Metals and minerals

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$198	$200	(1%	)
RTMs (millions)		3,850	4,297	(10%	)
Revenue/RTM (cents)		5.14	4.65	11%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the quarter ended March 31, 2007, revenues for this commodity group decreased by $2 million, or 1%, when compared to the same period in 2006. The decrease was mainly due the impact of the UTU strike and softening demand for construction materials.  Largely offsetting these losses were freight rate increases and strong shipments of machinery and dimensional loads. Revenue per revenue ton mile increased by 11% from 2006, mainly due to freight rate increases.

Forest products

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$410	$438	(6%	)
RTMs (millions)		10,105	10,706	(6%	)
Revenue/RTM (cents)		4.06	4.09	(1%	)

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

of market fluctuations. For the quarter ended March 31, 2007, revenues for this commodity group decreased by $28 million, or 6%, when compared to the same period in 2006. The decrease was mainly due to the impact of the UTU strike; unfavorable weather conditions; mill closures, mainly in eastern Canada, as a result of weaker market conditions; and reduced shipments of pulp, due to weakness in pulp and paper markets. Partly offsetting these losses were improvements in traffic mix as a result of extended routings, and freight rate increases. Revenue per revenue ton mile decreased by 1% from 2006, mainly due to a negative change in traffic mix, which was largely offset by freight rate increases.

Coal

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$89	$85	5%
RTMs (millions)		3,100	3,256	(5%	)
Revenue/RTM (cents)		2.87	2.61	10%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. For the quarter ended March 31, 2007, revenues for this commodity group increased by $4 million, or 5%, when compared to the same period in 2006.  The improvement in this commodity group was mainly due to the increased production of metallurgical coal in western Canada and freight rate increases. Partly offsetting these gains was the impact of the UTU strike, unfavorable weather conditions, reduced shipments of imported metallurgical coke to the U.S. and the cessation of certain short-haul U.S. coal shipments by the Company. The revenue per revenue ton mile increase of 10% was mainly due to freight rate increases and improvements in traffic mix.

Grain and fertilizers

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$309	$298	4%
RTMs (millions)		10,788	10,713	1%
Revenue/RTM (cents)		2.86	2.78	3%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn.  In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the quarter ended March 31, 2007, revenues for this commodity group increased by $11 million, or 4%, when compared to the same period in 2006. The improvement in this commodity group was mainly due to freight rate increases and strong demand for Canadian potash and other fertilizers. These gains were partly offset by the impact of the UTU strike and unfavorable weather conditions. Revenue per revenue ton mile increased by 3% from 2006, largely due to freight rate increases.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Intermodal

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$313	$315	(1%	)
RTMs (millions)		7,591	7,758	(2%	)
Revenue/RTM (cents)		4.12	4.06	1%

The intermodal commodity group is comprised of two segments: domestic and international.  The domestic segment transports consumer products and manufactured goods, operating through both retail and wholesale channels, within domestic Canada, domestic U.S., Mexico and transborder, while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans.  The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the quarter ended March 31, 2007, revenues for this commodity group decreased by $2 million, or 1%, when compared to the same period in 2006. The decrease was mainly due to unfavorable weather conditions, the impact of the UTU strike and a decrease in fuel surcharge revenues. Largely offsetting these losses was an improvement in traffic mix, freight rate increases and continued market growth of international import traffic. The revenue per revenue ton mile increase of 1% from 2006 was mainly due to freight rate increases, which was largely offset by a negative change in traffic mix.

Automotive

	Three months ended March 31,	2007	2006	%Δ
Revenues (millions)		$132	$125	6%
RTMs (millions)		789	804	(2%	)
Revenue/RTM (cents)		16.73	15.55	8%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the quarter ended March 31, 2007, revenues for this commodity group increased by $7 million, or 6%, when compared to the same period in 2006. The improvement in this commodity group was mainly due to freight rate increases, improvements in traffic mix, increased shipments of motor vehicles between Canada and the U.S. over CN’s lines in a generally weak market, and spot movements of military equipment. These gains were partly offset by temporary plant shutdowns and the impact of the UTU strike. The revenue per revenue ton mile increase of 8% from 2006 was largely due to freight rate increases and improvements in traffic mix.

Other revenue

Other revenue mainly includes revenues from non-rail transportation services, interswitching, and maritime operations.  In the first quarter of 2007, other revenue increased by $8 million, or 6%, when compared to the same period in 2006, mainly due to an increase in revenues from non-rail transportation services, that were partly offset by lower revenues from interswitching and maritime operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Operating expenses

In the first quarter of 2007, operating expenses amounted to $1,345 million compared to $1,272 million in the same quarter of 2006. The increase of $73 million, or 6%, was mainly due to increased casualty and other expenses, equipment rents, and purchased services and material expenses, which were partly offset by lower labor and fringe benefit expenses. The UTU strike did not have a significant impact on total operating expenses as lower labor and fringe benefits expense was mostly offset by increases in purchased services and other expenses.

						Percentage of revenues
In millions	Three months ended March 31,	2007	2006	%Δ		2007	2006
		(Unaudited)
Labor and fringe benefits		$485	$493	2%		25.4%	26.0%
Purchased services and material		276	258	(7%	)	14.5%	13.6%
Depreciation and amortization		171	164	(4%	)	9.0%	8.6%
Fuel		219	204	(7%	)	11.5%	10.8%
Equipment rents		66	47	(40%	)	3.5%	2.5%
Casualty and other		128	106	(21%	)	6.7%	5.6%
Total		$1,345	$1,272	(6%	)	70.6%	67.1%
Certain of the 2006 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Labor and fringe benefits: Labor and fringe benefits expense includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other postretirement benefits.  Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in relation to the attainment of such targets. In the first quarter of 2007, labor and fringe benefits expense decreased by $8 million, or 2%, when compared to the same period in 2006. The decrease was mainly due to a reduction in the net periodic benefit cost for pensions, net savings during the UTU strike and a decrease in the cost of other employee benefits. Partly offsetting these factors were annual wage increases.

Purchased services and material: Purchased services and material expense primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. In the first quarter of 2007, these expenses increased by $18 million, or 7%, when compared to the same period in 2006. The increase was mainly due to higher costs as a result of the UTU strike, higher repairs and maintenance expenses and increased costs related to derailments.

Depreciation and amortization: Depreciation and amortization expense relates to the Company’s rail operations. In the first quarter of 2007, these expenses increased by $7 million, or 4%, when compared to the same period in 2006. The increase was mainly due to the impact of net capital additions.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. In the first quarter of 2007, these expenses increased by $15 million, or 7%, when compared to the same period in 2006. The increase was mainly due to a 16% increase in the average price per U.S. gallon of fuel, from $1.88 in the first quarter of 2006 (net of the benefits from CN’s fuel hedging program) to $2.18 in the first quarter of 2007. Partly offsetting this factor was a decrease in freight volumes.

Equipment rents: Equipment rents expense includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. In the first quarter of 2007, these expenses increased by $19 million, or 40%, when compared to the same period in 2006. The increase was mainly due to lower car hire income as a result of fewer cars and trailers going offline, shorter cycles and improved velocity on other railroads. These factors were partly offset by lower car hire and lease expense.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Casualty and other: Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. In the first quarter of 2007, these expenses increased by $22 million, or 21%, when compared to the same period in 2006. The increase was due to a higher expense for legal claims and travel expenses for the deployment of management employees related to the UTU strike. These factors were partly offset by lower environmental expenses and a decrease in capital taxes.

Other

Interest expense: Interest expense increased by $13 million, or 17%, for the quarter ended March 31, 2007 when compared to the same period in 2006, mainly due to interest on second quarter 2006 debt issuances and higher capital lease obligations that were partly offset by a lower average outstanding balance on commercial paper borrowings.

Other income (loss): In the first quarter of 2007, the Company recorded other income of $4 million compared to a loss of $1 million for the same period in 2006. The increase in Other income (loss) was due to higher income from the Company’s investment in English Welsh and Scottish Railway and higher foreign exchange gains, which were partly offset by lower income from other business activities.

Income tax expense: The Company recorded income tax expense of $153 million for the quarter ended March 31, 2007 compared to $187 million for the same period in 2006. The effective tax rate for the three months ended March 31, 2007 was 32.1% compared to 34.1% for the same period in 2006. The decrease in the effective tax rate was mainly due to lower income tax rates in Canada.

Summary of quarterly financial data – unaudited

In millions, except per share data
	2007	2006				2005
	Quarter	Quarters				Quarters
	First	Fourth	Third	Second	First	Fourth	Third	Second
Revenues	$1,906	$2,000	$2,032	$2,000	$1,897	$1,937	$1,858	$1,894
Operating income	$561	$756	$844	$805	$625	$720	$665	$713
Net income	$324	$499	$497	$729	$362	$430	$411	$416

Basic earnings per share	$0.64	$0.97	$0.95	$1.38	$0.68	$0.80	$0.75	$0.75
Diluted earnings per share	$0.63	$0.95	$0.94	$1.35	$0.66	$0.78	$0.74	$0.73

Dividend declared per share	$0.2100	$0.1625	$0.1625	$0.1625	$0.1625	$0.1250	$0.1250	$0.1250
Certain of the 2006 and 2005 comparative figures have been reclassified in order to be consistent with the 2007 presentation (see the Revenue reclassification section of this MD&A).

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace.  Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.
The Company’s quarterly results included items that impacted the quarter-over-quarter comparability of the results of operations: the Company estimated that the strike negatively impacted first-quarter 2007 operating income and net income by approximately $50 million and $35 million, respectively ($0.07 per basic or diluted share); the fourth quarter of 2006 included a deferred income tax recovery of $27 million ($0.05 per basic or diluted share), relating mainly to the resolution of matters pertaining to prior years’ income taxes; the second quarter of 2006 included a deferred income tax recovery of $250 million ($0.48 per basic share or $0.46 per diluted share), primarily resulting from the enactment of lower tax rates in Canada; and the continued fluctuations in the Canadian dollar relative to the U.S. dollar has affected the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in fluctuations in net income in the rolling eight quarters presented above.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Revenue reclassification

Certain of the comparative figures have been reclassified in order to be consistent with the 2007 presentation as discussed herein. As a result of the Company's expansion of its existing non-rail transportation services, in combination with its rail service, the Company has become primarily responsible for the fulfillment of the transportation of goods involving non-rail activities.  In order to be consistent with other non-rail transportation services, the Company reclassified certain operating expenses incurred for non-rail transportation services, which were previously netted with their related revenues, to reflect the gross reporting of revenues where appropriate.  This change had no impact on the Company's operating income and net income, as both revenues and operating expenses were increased by $59 million in the first quarter of 2007 and $50 million in the first quarter of 2006. In addition, the Company reclassified its non-rail transportation revenues to Other revenue. Previously, various revenues for non-rail transportation services were reported in both Rail freight revenue and Other revenue.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program.  In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $263 million for the three months ended March 31, 2007 compared to $619 million for the same period in 2006. Net cash receipts from customers and other were $2,015 million for the three months ended March 31, 2007 compared to $1,921 million in the same period of 2006, mainly due to an increase in the proceeds received under the Company’s accounts receivable securitization program. In the first quarter of 2007, payments for employee services, suppliers and other expenses were $1,178 million, an increase of $51 million when compared to the same period in 2006. Payments for income taxes in the first quarter of 2007 were $430 million, an increase of $386 million when compared to 2006, mainly due to the final payment for Canadian income taxes, in respect of the 2006 fiscal year.  Also consuming cash in the three-month period ended March 31, 2007, were payments for interest, workforce reductions and personal injury and other claims of $114 million, $9 million and $20 million, respectively, compared to $88 million, $16 million and $26 million, respectively, for the same period in 2006. Pension contributions are made throughout the year but are generally lower in the first quarter due to the timing of payments. In the first quarter of 2007 and 2006, pension contributions were $1 million, respectively.  There are currently no specific or unusual requirements relating to working capital other than the items disclosed.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Investing activities: Cash used by investing activities in the first quarter of 2007 amounted to $193 million compared to $209 million in the same quarter of 2006.  The Company’s investing activities in the first quarter of 2007 included property additions of $203 million, an increase of $48 million over the same quarter of 2006. The following table details property additions for the first quarter of 2007 and 2006:

In millions	Three months ended March 31,	2007	2006

Track and roadway		$147	$112
Rolling stock		30	111
Buildings		6	5
Information technology		17	12
Other		9	11
Gross property additions		209	251
Less: capital leases		6	96
Property additions		$203	$155

On an ongoing basis, the Company invests in capital programs for the renewal of the basic plant, the acquisition of rolling stock and other investments to take advantage of growth opportunities and to improve the Company’s productivity and the fluidity of its network. For 2007, the Company expects its capital programs to approximate $1.6 billion.

Free cash flow
The Company utilized $176 million of free cash flow for the quarter ended March 31, 2007 and generated $318 million of free cash flow for the same period in 2006. The decrease is largely explained by the final payment of $367 million for Canadian income taxes in the first quarter of 2007, in respect of the 2006 fiscal year. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the accounts receivable securitization program, less cash used by investing activities and after the payment of dividends, calculated as follows:

In millions	Three months ended March 31,	2007	2006

Cash provided from operating activities		$263	$619
Cash used by investing activities		(193)	(209)
Cash provided before financing activities		70	410

Adjustments:
Change in accounts receivable securitization (a)		(139)	(5)
Dividends paid		(107)	(87)
Free cash flow		$(176)	$318
(a) Changes in the Company's accounts receivable securitization program are considered a financing activity.

Financing activities: Cash used by financing activities totaled $143 million for the quarter ended March 31, 2007 compared to $299 million for the same period in 2006.  In 2007 and 2006, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.
In the current quarter, the Company recorded $6 million ($98 million in 2006) in assets it acquired through equipment leases, for which an equivalent amount was recorded in debt.
Cash received from options exercised during the quarters ended March 31, 2007 and 2006 was $13 million and $52 million, respectively, and the related tax benefit realized upon exercise was $5 million and $14 million, respectively.
In the first quarter of 2007, the Company repurchased 6.5 million common shares for $343 million, at an average price of $52.71 per share under its normal course issuer bid. In the first quarter of 2006, the Company repurchased 7.0 million common shares for $370 million, at an average price of $52.91 per share under its normal course issuer bid.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

During the first quarter of 2007, the Company paid dividends totaling $107 million to its shareholders at the quarterly rate of $0.21 per share compared to $87 million at the quarterly rate of $0.1625 per share, for the same period in 2006.
CN’s debt-to-total capitalization ratio was 37.3% at March 31, 2007, compared to 36.4% at March 31, 2006. As at March 31, 2007, the adjusted debt-to-total capitalization ratio was 41.5% compared to 41.8% at March 31, 2006. Management believes that adjusted debt-to-total capitalization is a useful measure of performance and aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

	March 31,	2007	2006
Debt-to-total capitalization ratio (a)		37.3%	36.4%
Add: Present value of operating lease commitments plus securitization financing (b)		4.2%	5.4%
Adjusted debt-to-total capitalization ratio (c)		41.5%	41.8%
(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

(c)
Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt, plus current portion of long-term debt, plus the present value of operating lease commitments, plus securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

The Company has access to various financing arrangements:

Revolving credit facility
The Company’s U.S.$1 billion revolving credit facility, expiring in October 2011, is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. As at March 31, 2007, the Company had letters of credit drawn on its revolving credit facility of $306 million ($308 million as at December 31, 2006).

Commercial paper
The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at March 31, 2007, the Company had U.S.$265 million (Cdn$306 million) of commercial paper outstanding at an average interest rate of 5.29%, and had no commercial paper outstanding as at December 31, 2006.

Shelf prospectus and registration statement
At March 31, 2007, the Company had U.S.$550 million remaining for issuance under its currently effective shelf prospectus and registration statement.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating.  The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

All forward-looking information provided in this section is subject to risks and uncertainties and is based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Contractual obligations

In the normal course of business, the Company incurs contractual obligations.  The following table sets forth the Company’s contractual obligations for the following items as at March 31, 2007:

							2012 &
In millions	Total	2007	2008	2009	2010	2011	thereafter
Long-term debt obligations (a)	$4,847	$59	$200	$347	$-	$768	$3,473
Interest on long-term debt obligations	5,733	213	288	281	266	262	4,423
Capital lease obligations (b)	1,335	191	115	134	76	144	675
Operating lease obligations (c)	687	134	147	115	94	67	130
Purchase obligations (d)	781	549	124	53	47	8	-
Other long-term liabilities reflected on
the balance sheet (e)	1,026	70	70	53	47	44	742
Total obligations	$14,409	$1,216	$944	$983	$530	$1,293	$9,443
(a)
Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094, and excludes capital lease obligations of $999 million which are included in “Capital lease obligations.”

(b)	Includes $999 million of minimum lease payments and $336 million of imputed interest at rates ranging from 3.0% to 7.9%.

(c)
Includes minimum rental payments for operating leases having initial non-cancelable lease terms of one year or more. The Company also has operating lease agreements for its automotive fleet with minimum one-year non-cancelable terms for which its practice is to renew monthly thereafter. The estimated annual rental payments for such leases are approximately $30 million and generally extend over five years.

(d)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and services, and outstanding information technology service contracts and licenses.

(e)
Includes expected payments for workers’ compensation, workforce reductions, postretirement benefits other than pensions and environmental liabilities that have been classified as contractual settlement agreements.

For 2007 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.  The Company is not aware of any trends, events or conditions or expected fluctuations in liquidity that would create any deficiencies. See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statement.

Off balance sheet arrangements

Accounts receivable securitization
The Company has a five-year agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. Pursuant to the agreement, the Company sells an interest in its receivables and receives proceeds net of the required reserves as stipulated in the agreement.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At March 31, 2007, the servicing asset and liability were not significant. Subject to customary indemnifications, the trust’s recourse is generally limited to the receivables.
The Company accounted for the securitization program as a sale, because control over the transferred accounts receivable was relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust approximated the book value thereof.
The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors the reporting requirements and is currently not aware of any trends, events or conditions that could cause such termination.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use.  In the event the program is terminated before its scheduled maturity, the Company expects to meet its future

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.
At March 31, 2007, the Company had sold receivables that resulted in proceeds of $529 million under the accounts receivable securitization program ($393 million at December 31, 2006). The retained interest in the receivables was approximately 10% of this amount and is recorded in Other current assets.

Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement.  These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.
The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 7 – Major commitments and contingencies, to the Company’s unaudited Interim Consolidated Financial Statements.

Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided in Note 12 – Stock plans, to the Company’s 2006 Annual Consolidated Financial Statements. For the three months ended March 31, 2007 and 2006, the Company recorded total compensation expense for awards under all plans of $29 million and $34 million, respectively. The total tax benefit recognized in income in relation to stock-based compensation expense was $8 million and $10 million for the quarters ended March 31, 2007 and 2006, respectively. Additional disclosures are provided in Note 4 – Stock plans, to the Company’s unaudited Interim Consolidated Financial Statements.

Pensions and other postretirement benefits

On January 1, 2007, pursuant to Statement of Financial Accounting Standards (SFAS) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of Financial Accounting Standards Board (FASB) Statements No. 87, 88, 106, and 132(R),” the Company early adopted the requirement to measure the defined benefit plan assets and the projected benefit obligation as of the date of the fiscal year-end statement of financial position for its U.S. plans. The Company elected to use the 15-month transition method, which allows for the extrapolation of net periodic benefit cost based on the September 30, 2006 measurement date to the fiscal year-end date of December 31, 2007. As a result, the Company recorded a reduction of $3 million to Retained earnings at January 1, 2007, which represents the net periodic benefit cost attributable to the period between the early measurement date of September 30, 2006 and January 1, 2007 (the date of adoption).

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. At March 31, 2007, the Company did not have any derivative financial instruments outstanding. At March 31, 2007, Accumulated other comprehensive loss included an unamortized gain of $11 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2006) related to interest rate derivatives settled in 2004. At March 31, 2006, Accumulated other comprehensive loss included unrealized gains of $30 million, $21 million after tax, related to fuel derivative instruments that were settled in September 2006.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Income taxes

Uncertain tax positions
On January 1, 2007, the Company adopted FASB Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes,” which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, disclosure, and transition. The application of FIN No. 48 on January 1, 2007 had the effect of decreasing the net deferred income tax liability and increasing Retained earnings by $98 million.
The Company recognizes interest accrued and penalties related to unrecognized tax benefits in Income tax expense in the Company’s Consolidated Statement of Income. The amount of interest and penalties expense for the three months ended March 31, 2007 was not significant.
At January 1, 2007, the total amount of unrecognized tax benefits was $80 million, of which $36 million related to accrued interest and penalties. If recognized, all of the unrecognized tax benefits would affect the effective tax rate.
In Canada, the federal income tax returns filed for the years 2002 to 2006 and the provincial income tax returns filed for the years 1998 to 2006 remain subject to examination by the taxation authorities. In the U.S., the income tax returns filed for the years 2003 to 2006 remain subject to examination by the taxation authorities.

Cash tax payments
The Company is required to make scheduled installment payments as prescribed by the tax authorities. In the U.S., tax installments are based on the forecasted income taxes payable for the current fiscal year. Payments made in 2006 were $177 million and are expected to remain at the same level for 2007, of which $3 million was paid in the first quarter of 2007 ($19 million in the first quarter of 2006).  In Canada, tax installments for the current year are based on the prior year’s taxes payable, net of any loss carryforwards claimed. Consequently, payments in 2006 were $130 million and the final payment in the first quarter of 2007, in respect of the 2006 fiscal year, was $367 million. For the 2007 fiscal year, the Company expects to pay approximately $460 million of taxes in Canada based on the 2006 taxes payable, of which $60 million was paid in the first quarter of 2007 ($25 million in the first quarter of 2006).
See the Business risks section of this MD&A for a discussion of assumptions and risk factors affecting such forward-looking statements.

Future rate enactments
The Manitoba government has proposed reductions to the provincial corporate income tax rate as part of its Provincial Budget, which will be phased in through to July 1, 2009. The Federal government has proposed a reduction to the federal corporate income tax rate as of January 1, 2011. As a result, the Company’s net deferred income tax liability will be reduced by $10 million for the Manitoba rate enactments and $30 million for the federal rate enactment when the new income tax rates are enacted into law.

Common stock

Share repurchase program
In the first quarter of 2007, under its current 28.0 million share repurchase program, the Company repurchased 6.5 million common shares for $343 million, at an average price of $52.71 per share.  The Company has repurchased a total of 22.0 million common shares since July 25, 2006, the inception of this program, for $1,109 million, at an average price of $50.40 per share.

Outstanding share data
As at April 23, 2007, the Company had 507.4 million common shares outstanding.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from these estimates. The Company’s policies for personal injury and other claims, environmental claims, depreciation, pensions and other postretirement benefits, and income taxes, require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and, as such, are considered to be critical. The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the past three years ended December 31, 2006, as well as the effect of changes to these estimates, can be found on pages 47 to 53 of the Company’s 2006 Annual Report.  As at March 31, 2007 and December 31 and March 31, 2006, the Company had the following amounts outstanding:

	March 31	December 31	March 31
In millions	2007	2006	2006
	(Unaudited)		(Unaudited)
Pension asset	$1,292	$1,275	$607
Pension liability	203	195	154
Other postretirement benefits liability	285	286	313
Provision for personal injury and other claims	613	602	659
Provision for environmental costs	121	131	128
Net deferred income tax provision	4,942	5,131	4,780
Properties	20,988	21,053	20,175

Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the Company’s related disclosures.

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that although a moderate slowdown in the North American economy is expected in the near term, the positive economic conditions in North America and globally will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition
The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company; long distance trucking companies; and in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers’ equipment.  Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.
In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation.  Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.
The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.
In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.
The ultimate cost of known contaminated sites cannot be definitively established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability.  Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Personal injury and other claims
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at March 31, 2007, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations
Canadian workforce
As at March 31, 2007, CN employed a total of 15,234 employees in Canada, of which 12,109 were unionized employees.
As of April 2007, the Company had in place labor agreements covering its entire Canadian unionized workforce, except for the 2,800 employees represented by the UTU. In September 2006, the Company began negotiating with the UTU to renew the collective agreements covering conductors and yard crews.
With respect to these negotiations, on November 20, 2006, the Minister of Labour (Canada) appointed two conciliation officers to assist with negotiations pursuant to a request from the UTU, which CN had opposed as being premature. Following a conciliation process and the completion of required legislated processes, the union claimed it was in a legal strike position, and the Company would have been legally permitted to lockout the members of the UTU bargaining unit or promulgate work rule changes unilaterally on February 9, 2007.  The UTU commenced a general strike on February 10, 2007.  The Company sought to have the UTU work stoppage declared illegal by the Canada Industrial Relations Board (CIRB). On February 19, 2007, the CIRB issued an oral decision dismissing CN’s application to have the strike declared illegal.
On February 23, 2007, the Minister of Labour tabled a motion to expedite back-to-work legislation to end the strike at CN. However, the Company and the UTU continued to meet to try to resolve the impasse and reached a tentative settlement on February 24, 2007. Although passing of the legislation was suspended, the Minister of Labour indicated a willingness to pass such legislation in the event of further material labor disruption to the economy due to the strike.
On April 10, 2007, the ratification results were announced.  The tentative settlement was rejected by a majority of the UTU membership.  The UTU notified the Company that it would renew strike activity on April 10, 2007.  To avoid the uncertainties associated with management of its operations in the context of the UTU rotating strike actions, on April 11, 2007, the Company began locking-out employees that withdrew their services.
On April 17, 2007, the Minister of Labour passed the motion to expedite back-to-work legislation to end the strike at CN, which was originally tabled on February 23, 2007.  The act, titled An Act to Provide for the Resumption and Continuation of Railway Operations, provides for an immediate return to work as well as a final and binding arbitration (final offer selection) process to resolve outstanding collective bargaining issues between the UTU and CN. The Act was passed into law on April 18, 2007.
The Company also has an agreement with the UTU for its Northern Quebec line, which is set to expire on December 15, 2007.
In 2007, CN will begin bargaining with two other national unions whose agreements expire December 31, 2007.  These agreements will remain in effect until bargaining and legal processes have been concluded.
There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

U.S. workforce
As at March 31, 2007, CN employed a total of 6,451 employees in the United States, of which 5,600 were unionized employees.
As of April 2007, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); ICRR; companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); and The Pittsburgh and Conneaut Dock Company (PCD); and 98% of the unionized workforce at companies owned by Wisconsin Central Transportation Corporation (WC).  Agreements in place have various moratorium provisions, ranging from 2004 to 2011, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.
Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements generally continue to apply. On July 19, 2006, one of the unions representing 250 GTW employees took a one-day strike action during the mediation process. However, a U.S. District Court subsequently determined that the strike action was improper and enjoined employees from further action. The employees returned to work and the Company continues to be in mediation with that union. The union has filed an appeal concerning portions of the District Court decision. The appeal has not yet been scheduled to be heard. There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation
The Company’s rail operations in Canada are subject to (i) regulation as to rate setting, level of service and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to (i) economic regulation by the Surface Transportation Board (STB) and (ii) safety regulation by the Federal Railroad Administration (FRA). As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate and service issues.  In particular, the STB completed a proceeding on January 26, 2007 in which it reviewed the practice of rail carriers, including the Company and the majority of other large railroads operating within the U.S., of assessing a fuel surcharge computed as a percentage of the base rate for service. Following its review, the STB directed carriers to change that practice and adjust their fuel surcharge programs within 90 days on a basis more closely related to the amount of fuel consumed on individual movements. The Company has announced a mileage-based fuel surcharge, effective April 26, 2007, to conform to the STB’s decision. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.
The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters.  While recent Congressional legislation and Coast Guard rulemakings have not adversely affected CN’s ownership of these vessels, no assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations or its competitive and financial position.
 With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the FRA, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released the policy document Straight Ahead - A Vision for Transportation in Canada. On April 24, 2006, the Minister of Transport tabled Bill C-3, entitled International Bridges and Tunnels Act, relating to the safety and security and the construction and alteration of international bridges and tunnels. The Bill became law on February 1, 2007. On May 4, 2006, the Minister of Transport tabled Bill C-11, entitled Transportation Amendment Act, relating to passenger service providers, noise, mergers and other issues.  Also, the federal government is currently engaged in a consultative process relating to shipper-railway relationships.  On December 14, 2006, the federal government announced a full review of the Railway Safety Act. Members of the panel to conduct the review were appointed in February 2007 and are expected to submit their report by October 2007. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company's financial position or results of operations.
The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry, and additional legislation has been introduced in 2007.  In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate.  No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.
The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns, as well as by regulation by the Canada Border Services Agency (CBSA). In the U.S., these include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the CBSA. These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities.  These also include participation in CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. In 2006, the U.S. Department of Agriculture (USDA) issued a proposed interim rule, which would remove the current exemption from inspection for imported fruits and vegetables grown in Canada and the exemptions for all transport modes from the agricultural quarantine and inspection (AQI) user fee for traffic entering the U.S. from Canada. The rule was originally scheduled to take effect on November 24, 2006, but the USDA deferred implementation for surface modes until June 1, 2007.
The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. In addition to recommended security action items for the rail transportation of toxic inhalation hazard (TIH) materials jointly announced by the TSA and the FRA on June 23, 2006 and November 21, 2006, the TSA and the PHMSA also separately issued, on December 21, 2006, related notices of proposed rulemakings. Among other things, the TSA’s regulations would require rail carriers operating within the U.S. to provide upon request, within one hour, location and shipping information on cars on their networks containing TIH materials and certain radioactive or explosive materials, and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers. The PHMSA’s regulations would require carriers to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

Business prospects and other risks
In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.
The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions.  Rising fuel prices could materially adversely affect the Company’s expenses.  As such, CN has implemented a fuel surcharge program to largely offset the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.
Overall return in the capital markets, and the level of interest rates, affect the funded status of the Company's pension plans as well as the Company's results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements, as well as the impact on the results of operations, will be determined following the completion of future actuarial valuations.
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods.  International conflicts can also have an impact on the Company’s markets.
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.
Should a significant economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company may be adversely affected.
In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

CANADIAN NATIONAL RAILWAY COMPANY
MANAGEMENT’S DISCUSSION AND ANALYSIS (U.S. GAAP)

Controls and procedures

The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of March 31, 2007, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.
During the first quarter ending March 31, 2007, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information, including the Company’s 2006 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

Montreal, Canada
April 23, 2007

Item 4

Statement of CEO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, E. Hunter Harrison, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2007

/s/ E. Hunter Harrison
E. Hunter Harrison
President and Chief Executive Officer

Item 5

Statement of CFO Regarding Facts and
Circumstances Relating to Exchange Act Filings

I, Claude Mongeau, certify that:

(1)	I have reviewed this report on Form 6-K of Canadian National Railway Company;

(2)
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4)
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2007

/s/ Claude Mongeau
Claude Mongeau
Executive Vice-President and Chief
Financial Officer

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 30, 2007	By:	/s/ Cristina Circelli

			Name:	Cristina Circelli
			Title:	Deputy Corporate Secretary and General Counsel